UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020
Commission File Number: 001-37403

THE STARS GROUP INC.
(Translation of registrant’s name into English)

200 Bay Street
South Tower, Suite 3205
Toronto, Ontario, Canada
M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐             Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 8, 2020, The Stars Group Inc. (the "Company") issued a news release (the "Release") announcing that ISS and Glass Lewis recommended that shareholders vote for the proposed combination of the Company with Flutter Entertainment plc and that the Company changed its April 24, 2020 Special Meeting of Shareholders to a virtual-only meeting. A copy of the Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: April 8, 2020	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated April 8, 2020